

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Via E-mail
Mr. Kenneth Minor
Sonic Foundry, Inc.
Chief Financial Officer
222 West Washington Avenue
Madison, WI 53703

> **Re:** **Sonic Foundry, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed December 12, 2012**
> **File No. 0-30407**

Dear Mr. Minor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Notes to the Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

1.   We refer to your investment in Mediasite KK. Please tell us about the material facts of this investment, including but not limited to: 1) when the initial investment was recorded; 2) the amount of the initial and any subsequent investments; and 3) how you accounted for the investment since its inception.

2. Additionally, it appears that this investment may meet the definition of a significant equity investee. Please revise to disclose summarized financial data in accordance with Item 8-03(b)(3) of Reg. S-X in future filings or tell us why you do not believe you are required to do so. Provide us with your proposed disclosures in response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director